

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 8, 2015

Thomas A. Feil
President
Capital One Funding, LLC
140 East Shore Drive
Room 1071-B
Glen Allen, VA 23059

    Re: Capital One Funding, LLC
        Capital One Master Trust
        Capital One Multi-Asset Execution Trust
        Registration Statement on Form SF-3
        Filed September 10, 2015
        File Nos. 333-206860, 333-206860-01 and 333-206860-02

Dear Mr. Feil:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Summary of Terms – The Class [●](201[●]-[●]) Notes

Asset Backed Securities Offered, page 1

2. We note that, on page 2 under "Accumulation Reserve Account Targeted Deposit," you indicate that the targeted deposit for the accumulation reserve account is 0.5% of the outstanding dollar principal amount of the offered notes (subject to change). However, on pages 21 and 122, you indicate that the targeted deposit for the accumulation reserve account is zero unless there is more than one budgeted deposit required to accumulate and pay the principal of the notes (in which case the targeted deposit would be 0.5% of the outstanding dollar principal amount of the offered notes, or any other amount designated by the issuing entity). Please revise for consistency or revise to clarify the differences between the various disclosures.

Prospectus Summary

Fees and Expenses Payable from Collections, page 25

3. Please add summary disclosure here about the payment of the asset representations reviewer fee.

Use of Proceeds, page 42

4. We note that proceeds will be used for the general purposes of the transferor. Please revise to include a statement that no expenses incurred in connection with the selection and acquisition of pool assets are payable from the offering proceeds or include bracketed disclosure of the amount of expenses incurred in connection with the selection and acquisition of pool assets that are payable from the offering proceeds. Please refer to Item 1107(j) of Regulation AB.

The Bank

[Credit Risk Retention], page 43

5. We note your disclosure that the amount of the seller's interest retained for purposes of compliance with the credit risk retention rule will be determined at the closing of each issuance of notes and monthly thereafter, as provided in the rule. Please revise to clarify whether the sponsor will disclose to investors the monthly amount of the retained seller's interest, including where such disclosure may be found.

6. We note your disclosure on page 44 that, in the future, Capital One Bank (USA), National Association may elect to comply with the credit risk retention requirements through any other means permitted under the rule, including retention of one or more offsetting horizontal retention interests. Please either delete this statement or provide the

required disclosures with respect to these options. It is not sufficient merely to note that, in making any future election, Capital One Bank (USA), National Association will comply with the provisions of the credit risk retention rule, including applicable disclosure requirements.

Underwriting Procedures, page 47

7. Please confirm that there is no material risk that the ability of an originator identified under Item 1110(b) to comply with the repurchase provisions could have a material impact on pool performance of the asset-backed securities. Refer to Item 1110(c) of Regulation AB.

The Master Trust

Addition of Master Trust Assets, page 58

8. We note that additional accounts added to the pool may include accounts originated using criteria different from those which were applied to the initial accounts. Please include bracketed disclosure indicating that, if such accounts are added to the pool, you will disclose either how they deviated from the disclosed underwriting criteria or a description of the solicitation, credit-granting or underwriting criteria used to originate or purchase those additional accounts. See Items 1111(a)(3) and 1111(a)(8) of Regulation AB.

9. We note that your master trust allows for the inclusion of participations in the asset pool. As described, these participations may be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of the 2004 Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and Securities Act Rule 190. Please revise to disclose how you intend to meet your registration, disclosure, and prospectus delivery obligations for those participations that may be added to the asset pool after the effectiveness of this registration statement, including the effect upon investors in this and other series issued prior to the addition of the participations.

10. Additionally, to the extent applicable, please tell us whether participations are currently included in the master trust or were included in the master trust in the past.

Pay Out Events, page 65

11. We note your disclosure on page 66 with respect to the consequences of a Pay Out Event that would only apply if any series of investor certificates issued prior to April 1, 2001 is outstanding. We also note your disclosure on page 73 regarding actions taken by the master trust trustee, in the event that the transferor becomes insolvent, if any series of investor certificates issued on or prior to April 1, 2001 is outstanding. Please confirm whether any series of investor certificates issued on or prior to April 1, 2001 is

outstanding. If no series of investor certificates issued on or prior to April 1, 2001 is outstanding, please remove or revise this disclosure.

Deposit and Application of Funds for Card Series Notes

Targeted Deposits of Card Series Principal Amounts to the Principal Funding Account, page 116

12. Please revise to include disclosure about when the decision to delay the end of the revolving period (and, therefore, to postpone the date on which budgeted deposits to accumulate and pay principal commences) will be made by the issuing entity.

Withdrawals from the Class C Reserve Account, page 122

13. Please revise to describe how withdrawals will be made from the Class C reserve account.

New Requirements for SEC Shelf Registration

Asset Representations Review, page 132

14. We note your placeholders for descriptions of the asset representation reviewer's duties and obligations, any limitations on the asset representation reviewer's liability under the transaction agreements and any indemnification provisions, any contractual provisions regarding the removal, replacement or resignation of the asset representation reviewer, and the asset representation reviewer's compensation. Please revise to include bracketed disclosure regarding these items. Please also file a form of the asset representations review agreement with your next amendment.

Glossary of Defined Terms

Finance Charge Amounts, page 161

15. Please revise the disclosure, both here and in the summary, to include specific details of "any other amounts, or allocable portion thereof to be treated as Finance Charge Amounts for COMET" and "any other amounts, or allocable portion thereof, to be treated as Finance Charge Amounts for such series, class or tranche of notes as determined in connection with the issuance of such series, class or tranche of notes" for the notes actually being offered under this prospectus or indicate where disclosure may be found, as applicable.

Finance Charge Collections, page 161

16. Please revise the disclosure to include specific details of "any other amounts which are to be treated as Finance Charge Collections" and "any other amounts which are to be treated

as Finance Charge Collections with respect to such master trust or other securitization special purpose entity" for the notes actually being offered under this prospectus or indicate where disclosure may be found, as applicable.

Principal Amounts, page 166

17. Please revise the disclosure, both here and in the summary, to include specific details of "any other amounts or allocable portion thereof to be treated as Principal Amounts" and "other amounts, or allocable portion thereof, to be treated as Principal Amounts for such series, class or tranche as determined in connection with the issuance of such series, class or tranche of notes" for the notes actually being offered under this prospectus or indicate where disclosure may be found, as applicable.

Principal Collections, page 167

18. Please revise the disclosure to include specific details of "any other amounts which are to be treated as Principal Collections" and "any other amounts which are to be treated as Principal Collections for such master trust or other securitization special purpose entity" for the notes actually being offered under this prospectus or indicate where disclosure may be found, as applicable.

Annex I

Delinquency and Loss Experience, page A-I-2

19. We note that accounts designated for the trust portfolio may include credit receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

Composition by Accountholder Billing Address, page A-I-13

20. To the extent 10% or more of the receivables are located in any one state or geographic region, disclose factors specific to such state or region that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

Information Regarding Historical Performance and Current Composition of Trust Assets, page A-I-16

21. We note your statement that a third party assisted in elements of the transferor's review of the master trust assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider for any offering that you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and

conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Annexes I and II

22. Please revise to include language, similar to Annex III, which indicates that these annexes are specifically incorporated into the prospectus.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-1 and Exhibit Index, page II-9

23. We note that the Pooling and Servicing Agreement has not been updated since July 15, 2010. Please let us know if you will be updating the Pooling and Servicing Agreement, as well as any other transaction documents, to reflect rulemakings adopted by the Commission since that time, as well as other changes made to the registration statement, and update your exhibit index accordingly. If not, please let us know why these documents will not be updated.

24. Please revise your form of prospectus, as appropriate, to include a description of the material terms of the Defaulted Receivables Supplemental Servicing Agreement, which you are incorporating by reference as Exhibit 99.1.

25. Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36. Please refile Exhibit 99.36 as Exhibit 36.1 with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Michael H. Mitchell, Esq.
        Chapman and Cutler LLP